    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 2000


                                       REGISTRATION STATEMENT NO. 333-68493
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 4


                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             SL GREEN REALTY CORP.

             (Exact name of registrant as specified in its charter)

                       MARYLAND                                                13-3956775
   (State or other jurisdiction of incorporation or              (I.R.S. employer identification number)
                     organization)

                           --------------------------

                              420 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10170
                                 (212) 594-2700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                              70 WEST 36TH STREET
                            NEW YORK, NEW YORK 10018
                         (FORMER ADDRESS OF REGISTRANT)

                           --------------------------

                                STEPHEN L. GREEN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              420 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10170
                                 (212) 594-2700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                    COPY TO:


                            MICHAEL F. TAYLOR, ESQ.
                                BROWN & WOOD LLP
                       ONE WORLD TRADE CENTER, 58TH FLOOR
                              NEW YORK, N.Y. 10048
                                 (212) 839-8602

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF PUBLIC: From time to time after this Registration Statement becomes effective. If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION



                 PRELIMINARY PROSPECTUS DATED JANUARY 12, 2000


PROSPECTUS

                                  $400,000,000

                                     [LOGO]

                        COMMON STOCK AND PREFERRED STOCK

--------------------------------------------------------------------------------

    We may offer our common stock and preferred stock, which may be convertible into common stock, with an aggregate initial offering price of $400,000,000 on terms to be determined at the time of offering. We may issue the securities separately or together in one or more series, in amounts, at prices and on terms described in one or more prospectus supplements. It is important that you read both this prospectus and the prospectus supplement before you invest.

    We may offer the securities directly, through agents, or to or through underwriters. The prospectus supplement will describe the terms of the plan of distribution and set forth the names of any underwriters involved in the sale of the securities. SEE "PLAN OF DISTRIBUTION" ON PAGE 29 FOR MORE INFORMATION ON THIS TOPIC. No securities may be sold without delivery of a prospectus supplement describing the method and terms of the offering of those securities.

    SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT SHOULD BE CONSIDERED BY PURCHASERS OF THE SECURITIES.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


January 12, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------

INFORMATION ABOUT SL GREEN..................................      2

RISK FACTORS................................................      2

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.............      9

USE OF PROCEEDS.............................................     10

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
  STOCK DIVIDENDS...........................................     10

DESCRIPTION OF COMMON STOCK.................................     11

DESCRIPTION OF PREFERRED STOCK..............................     12

RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK..................     18

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS..................     20

PLAN OF DISTRIBUTION........................................     29

LEGAL MATTERS...............................................     30

EXPERTS.....................................................     30

WHERE YOU CAN FIND MORE INFORMATION.........................     30

                           INFORMATION ABOUT SL GREEN


    SL Green is a self managed real estate investment trust, which we refer to as a REIT, with in-house capabilities in property management, development, construction and acquisitions. We are the first such REIT to own, manage, lease, acquire and reposition only Class B office properties in Manhattan. We own all of our assets and conduct substantially all of our business through our operating partnership, SL Green Operating Partnership, L.P. We are the managing general partner of the operating partnership and as of September 30, 1999, we owned 90.9% of the outstanding partnership interests in the operating partnership.


    The term "Class B" is generally used in the Manhattan office market to describe office properties which are more than 25 years old but are in good physical condition, enjoy widespread acceptance by high-quality tenants and are situated in desirable locations in Manhattan. Class B office properties can be distinguished from Class A properties in that Class A properties are generally newer properties with higher finishes and obtain the highest rental rates within their markets.

    Several areas of Manhattan are dominated by Class B office space and contain no or very limited Class A office space. Examples of these areas include the Garment District, the Flatiron District, the areas immediately south and north of Houston Street, Chelsea, and the area surrounding the United Nations. Various industries are significantly concentrated in these areas, including the following industries: new media, garment, toy, jewelry, interior decoration, antiques, giftware, contract furnishing and United Nations-related businesses.

    We were incorporated in the State of Maryland on June 10, 1997. Our executive offices are located at 420 Lexington Avenue, New York, New York 10170 and our telephone number is (212) 594-2700.

                                  RISK FACTORS

    Set forth below are risks that we believe are material to investors who purchase or own common stock or preferred stock. We refer to the common stock and the preferred stock together as "securities."

FUTURE DECLINES IN THE DEMAND FOR OFFICE SPACE IN MIDTOWN MANHATTAN COULD
  ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND, CONSEQUENTLY, OUR ABILITY TO MAKE DISTRIBUTIONS TO SHAREHOLDERS

    Most of our office properties are located in midtown Manhattan. As a result, our business is largely dependent on the condition of the New York City economy in general and the market for office space in midtown Manhattan, in particular. The New York City economy may not continue to grow. The market for office space in midtown Manhattan has experienced downturns, most recently in the late 1980's and the early 1990's. A similar downturn could result in a reduction of our revenue and thus adversely affect our ability to make distributions to shareholders.


    WE MAY BE UNABLE TO RENEW LEASES OR RELET SPACE AS LEASES EXPIRE. When our tenants decide not to renew their leases upon their expiration, we may not be able to relet the space. Even if tenants do renew or we can relet the space, the terms of renewal or reletting, including the cost of required renovations, may be less favorable than current lease terms. Over the next five years, through the end of 2003, leases will expire on approximately 40% of the rentable square feet at our properties. As of September 30, 1999, approximately 2.5 million square feet are scheduled to expire by December 31, 2003 and these leases currently have annualized escalated rental income totaling $63.6 million. If we are unable to promptly renew the leases or relet this space at similar rates, our cash flow and ability to service debt and make distributions to shareholders would be adversely affected.



    THE EXPIRATION OF LONG TERM LEASES OR OPERATING SUBLEASE INTERESTS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATION. Our interest in four of our properties is through either long-term leasehold or operating sublease interests in the land and the improvements, rather than by a fee interest in the land. These properties are 673 First Avenue, 420 Lexington Avenue, 711 Third Avenue, and 1140 Avenue of the Americas. Unless we can purchase a fee interest in the underlying land or extend the terms of these leases before their expiration, we will lose our right to operate these properties and our interest in the improvements upon expiration of the leases. The average term of these long term leases, including our unilateral extension rights on two of the properties, is 49 years. Pursuant to the operating sublease arrangements, we, as tenant under the operating sublease, perform the functions traditionally performed by landlords with respect to our subtenants. We are responsible for not only collecting rent from our subtenants, but also maintaining the property and paying expenses relating to the property. The annualized escalated rents of these properties at September 30, 1999 totaled $69.8 million or 38.1% of SL Green's total annualized revenue.



    RELIANCE ON MAJOR TENANTS COULD ADVERSELY AFFECT OUR RESULTS OF
OPERATION. Giving effect to signed leases in effect as of September 30, 1999 for properties owned as of September 30, 1999, five tenants each accounted for more than 1.43% of our total annualized rental revenues and collectively accounted for approximately 9.97% of our total annualized rental revenues. Our business would be adversely affected if any of these tenants became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all.


OUR DEPENDENCE ON SMALLER AND GROWTH-ORIENTED BUSINESSES TO RENT CLASS B OFFICE
  SPACE COULD ADVERSELY AFFECT OUR CASH FLOW

    Many of the tenants in our properties are smaller, growth-oriented businesses that may not have the financial strength of larger corporate tenants. Smaller companies generally experience a higher rate of failure than large businesses. Growth-oriented firms may seek other office space, including
Class A space, as they develop. Dependence on these companies could create a higher risk of tenant defaults, turnover and bankruptcies, which could adversely affect our distributable cash flow.

DEBT FINANCING, FINANCIAL COVENANTS, DEGREE OF LEVERAGE, AND INCREASES IN
  INTEREST RATES COULD ADVERSELY AFFECT OUR ECONOMIC PERFORMANCE


    SCHEDULED DEBT PAYMENTS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATION. The total principal amount of our combined outstanding indebtedness was $422.4 million as of September 30, 1999, $61.0 million of which is borrowings under our credit facility and $293.3 million of which is non-recourse mortgage loans on 15 of our properties and $68.1 million which is SL Green's portion of indebtedness on three joint venture properties. Cash flow could be insufficient to pay distributions at expected levels and meet the payments of principal and interest required under our current mortgage indebtedness and our credit facility. The credit facility matures on December 18, 2000, which date may be extended by an additional year, subject to the consent of the lenders.



    If we are unable to make payments under our credit facility, all amounts due and owing at such time shall accrue interest at a rate equal to 4% higher than the rate at which each such loan was made. Based on a 100 basis point move in the interest rates underlying our credit facility, SL Green's annual interest expense would increase $0.6 million. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose on the property, resulting in loss of income and asset value. Foreclosure on mortgaged properties or an inability to make scheduled payments under the credit facility would likely have a negative impact on our financial condition and results of operations.


    We may not be able to refinance our existing indebtedness, which in virtually all cases requires substantial principal payments at maturity. In June 2000, $52.75 million of debt on one of our buildings will have matured and in November 2000, $44 million of debt on another of our buildings will have matured. At present time we intend to refinance the debt associated with both properties on or prior to their respective maturity dates. If any principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our cash flow will not be sufficient in all years to repay all maturing debt. At the time of refinancing, prevailing interest rates or other factors such as the possible reluctance of lenders to make commercial real estate loans, may result in higher interest rates. Increased interest expense on the refinanced debt would adversely affect cash flow and our ability to service debt and make distributions to shareholders.

    FINANCIAL COVENANTS COULD ADVERSELY AFFECT OUR ABILITY TO CONDUCT OUR BUSINESS. The mortgages on our properties contain negative covenants which limit our ability to further mortgage the property, to enter into new leases or materially modify existing leases, and to discontinue insurance coverage. In addition, our credit facility contains restrictions and requirements on our method of operations. The credit facility also has requirements that designate total debt to assets ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt are maintained. Restrictions in our ability to conduct our business could adversely affect our results of operations and our ability to make distributions to shareholders.


    RISING INTEREST RATES COULD ADVERSELY AFFECT OUR CASH FLOW. Advances under our credit facility and property-level mortgage debt will bear interest at a variable rate. Borrowings under our credit facility bear interest at a rate equal to the London Interbank Offered Rate plus 140 basis points. As of September 30, 1999 borrowings under the facility bear interest at 6.74%. Additionally, advances under property-level mortgage debt ($201.3 million) bear interest at a variable rate. We may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance our debt at higher rates. Accordingly, increases in interest rates above that which we anticipated based upon historical trends could adversely affect our ability to continue to make distributions to shareholders. At September 30, 1999, a hypothetical 100 basis point increase in interest rates along the entire rate curve would have adversely affected SL Green's annual interest cost by approximately $2.4 million annually.



    OUR POLICY OF NO LIMITATION ON DEBT COULD ADVERSELY AFFECT OUR CASH
FLOW. Our organizational documents do not contain any limitation on the amount of indebtedness we may incur. As of September 30, 1999, assuming the conversion of all outstanding units of the operating partnership into shares of our common stock, our debt to market capitalization ratio was approximately 37.6%. However, our policy is to incur debt only if upon this incurrence our debt to market capitalization would be 50% or less. Our board of directors can alter or eliminate this policy and would do so if our board of directors determines that this action is in the best interests of our business. If this policy is changed and we become more highly leveraged, an increase in debt service could adversely affect cash available for distribution to shareholders and could increase the risk of default on our indebtedness. In addition, any change that increases our debt to market capitalization percentage could be viewed negatively by investors. As a result, our share price could decrease.


    We have established our debt policy relative to the total market capitalization of our business rather than relative to the book value of our assets. We use total market capitalization because we believe that the book value of our assets, which to a large extent is the depreciated original cost of our properties, our primary tangible assets, does not accurately reflect our ability to borrow and to meet debt service requirements. Our market capitalization, however, is more variable than book value, and does not necessarily reflect the fair market value of our assets at all times. We also will consider factors other than market capitalization in making decisions regarding the incurrence of indebtedness, such as the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and the ability of particular properties and our business as a whole to generate cash flow to cover expected debt service.


    INVESTMENTS IN MORTGAGE LOANS COULD CAUSE EXPENSES WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS. We own a mortgage interest in three properties with an aggregate book value of $40.9 million. To the extent we invest in mortgage loans, such mortgage loans may or may not be recourse obligations of the borrower and generally will not be insured or guaranteed by governmental agencies or otherwise. In the event of a default under these obligations, we may have to foreclose our mortgages or protect our investments by acquiring title to a property and thereafter making substantial improvements or repairs in order to maximize the property's investment potential. Borrowers may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against such enforcement and/or bring claims for lender liability in response to actions to enforce mortgage obligations. Relatively high loan-to-value ratios and declines in the value of the property may prevent us from realizing an amount equal to its mortgage loan upon foreclosure.



    JOINT INVESTMENTS COULD BE ADVERSELY AFFECTED BY OUR LACK OF SOLE DECISION-MAKING AUTHORITY AND RELIANCE UPON A CO-VENTURER'S FINANCIAL
CONDITION. We may co-invest with third parties through partnerships, joint ventures or co-tenancies, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture, co-tenancy or other entity. Therefore, we will not be in a position to exercise sole decision-making authority regarding that property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. These investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner, co-tenant or co-venturer would have full control over the partnership or joint venture. Consequently, actions by such partner, co-tenant or co-venturer might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in specific circumstances be liable for the actions of our third-party partners, co-tenants or co-venturers. SL Green is currently participating in two unconsolidated joint ventures for two properties and has an aggregate cost basis in the joint ventures totaling $22.5 million.


OUR SHAREHOLDERS' ABILITY TO EFFECT CHANGES IN CONTROL OF SL GREEN IS LIMITED.


    PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS COULD INHIBIT CHANGES IN CONTROL. Provisions contained in our articles of incorporation and bylaws may delay or prevent a change in control of SL Green. These provisions, discussed more fully below are:


    - staggered board of directors;

    - ownership limitations for tax purposes; and

    - the board of directors ability to issue additional common stock and preferred stock without shareholder approval.

    OUR BOARD OF DIRECTORS IS STAGGERED INTO THREE SEPARATE CLASSES. The board of directors of SL Green is divided into three classes. The terms of the class I, class II and class III directors expire in 2000, 2001 and 2002, respectively. Our classified board may deter changes in control because of the increased time period necessary for a third party to acquire control of the board.

    WE HAVE A SHARE OWNERSHIP LIMIT FOR REIT TAX PURPOSES. To remain qualified as a REIT for federal income tax purposes, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of any year. To avoid violating this rule regarding share ownership limitations and maintain our REIT qualification, our articles of incorporation prohibit ownership by any single shareholder of more than 9.0% in value or number of shares of any class or series of our stock.

    The board of directors has the discretion to raise or waive this limitation on ownership for any shareholder if deemed to be in our best interest. To obtain a waiver, a shareholder must present the board and our tax counsel with evidence that ownership in excess of this limit will not affect our present or future REIT status.

    Absent any exemption or waiver, stock acquired or held in excess of the limit on ownership will be transferred to a trust for the exclusive benefit of a designated charitable beneficiary, and the shareholder's rights to distributions and to vote would terminate. The shareholder would be entitled to receive, from the proceeds of any subsequent sale of the shares transferred to the charitable trust, the lesser of:

    - the price paid for the stock or, if the owner did not pay for the stock, the market price of the stock on the date of the event causing the stock to be transferred to the charitable trust; and

    - the amount realized from the sale.

    THIS LIMITATION ON OWNERSHIP OF STOCK COULD DELAY OR PREVENT A CHANGE IN
     CONTROL.

    FUTURE ISSUANCES OF COMMON STOCK AND PREFERRED STOCK COULD DILUTE EXISTING SHAREHOLDERS' INTERESTS. Our articles of incorporation authorize our board of directors to issue additional shares of common stock and preferred stock without shareholder approval. This issuance could dilute our existing shareholders' interests. Also, any future series of preferred stock may have voting provisions that could delay or prevent a change of control.

THERE ARE POTENTIAL CONFLICTS OF INTEREST BETWEEN US AND MESSRS. GREEN AND
  FELDMAN.


    There is a potential conflict of interest relating to the disposition of the property contributed to us by Stephen L. Green and his family and Benjamin P. Feldman. Both Mr. Green and Mr. Feldman are members of senior management and serve as members of the board of directors. As part of our formation, these individuals contributed appreciated property, with a net book value of $73.4 million, to the operating partnership in exchange for units of interest in the operating partnership. They did not recognize any taxable gain as a result of the contribution. The operating partnership, however, took a tax basis in the contributed property equal to that of the contributing unitholder. The fair market value of the property contributed by these individuals exceeded its tax basis by approximately $34.0 million at the time of contribution. The difference between fair market value and tax basis at the time of contribution represents a built-in gain. If we sell a property in a transaction in which a taxable gain is recognized, for tax purposes the built-in gain would be allocated solely to those individuals but not to us. As a result, Messrs. Green and Feldman have a conflict of interest if the sale of a property which they contributed is in our best interest but not theirs.


    There is a potential conflict of interest relating to the refinancing of indebtedness allocated to Messrs. Green and Feldman. These individuals would recognize gain if they were to receive a distribution of cash from the operating partnership in an amount that exceeds their tax basis in their respective partnership units. Their tax basis includes their share of debts, including mortgage indebtedness, owed by the operating partnership. If the operating partnership were to retire such debt, then these individuals would experience a decrease in their share of liabilities which, for tax purposes, would be treated as a distribution of cash to them. To the extent the deemed distribution of cash exceeded their tax basis, they would recognize gain.

LIMITATIONS ON ABILITY TO SELL OR REDUCE THE INDEBTEDNESS ON SPECIFIC MORTGAGED
  PROPERTIES COULD ADVERSELY AFFECT THE VALUE OF THE STOCK

    We have agreed to restrictions relating to future transactions involving 673 First Avenue and 470 Park Avenue. During the period of time that these restrictions apply, our ability to manage or use these properties in a manner that is in our overall best interests may be impaired. In particular, these restrictions could preclude us from participating in major transactions otherwise favorable to us if a disposition of these restricted assets is required. These restrictions may also inhibit a change in control of SL Green even though a disposition or change in control might be in the best interests of the shareholders.


    Specifically, we have agreed not to sell our interest in these properties until August 20, 2009 without the approval of unit holders holding at least 75% of the units issued in consideration for these properties. The current carrying value of the commercial real estate totaled $76.0 million at September 30, 1999. We have also agreed not to reduce the mortgage indebtedness ($25.4 million at September 30, 1999), other than pursuant to scheduled amortization, on either property until one year prior to their respective maturity dates without the same consent. In addition, we are obligated to use commercially reasonable efforts to refinance these mortgages prior to their respective maturity dates in amounts not less than the principal amount outstanding on the maturity date. With respect to 673 First Avenue, Stephen Green controls at least 75% of the units whose approval is necessary. With respect to

470 Park Avenue, Stephen Green controls at least 65% of the units whose approval is necessary. Finally, during this period, we may not incur debt secured by any of these properties if the amount of our new debt would exceed the greater of 75% of the value of the property securing the debt or the amount of existing debt being refinanced plus associated costs. The maturity date for the mortgage loan for 673 First Avenue is December 12, 2003 and the maturity date for the mortgage loan for 470 Park Avenue is April 1, 2004.


    In connection with future acquisitions of interests in properties, we may agree to similar restrictions on our ability to sell or refinance the acquired properties with similar potential adverse consequences.


    MEMBERS OF MANAGEMENT MAY HAVE A CONFLICT OF INTEREST OVER WHETHER TO ENFORCE TERMS OF AGREEMENTS WITH ENTITIES IN WHICH SENIOR MANAGEMENT, DIRECTLY OR INDIRECTLY, HAS AN INTEREST. Two entities owned by one of Mr. Green's sons, First Quality Maintenance, L.P. and Classic Security LLC, currently provide cleaning and security services to all but one of our office properties at a cost totalling $2.6 million for the nine months ended September 30, 1999. SL Green and our tenants account for approximately 29.5% of First Quality Maintenance, L.P.'s 1998 total revenue and 44.02% of Classic Security LLC's 1998 total revenue. While the contracts pursuant to which these services are provided are reviewed annually by the board of directors, they are not the result of arm's length negotiations and, therefore, there can be no assurance that the terms and conditions are not less favorable than those which could be obtained from third parties providing comparable services.


    MEMBERS OF MANAGEMENT MAY HAVE A CONFLICT OF INTEREST OVER WHETHER TO ENFORCE TERMS OF SENIOR MANAGEMENT'S EMPLOYMENT AND NONCOMPETITION
AGREEMENTS. Mr. Green, David J. Nettina, Nancy A. Peck, Steven H. Klein, Benjamin P. Feldman, Marc Holliday and Gerard Nocera have entered into employment and noncompetition agreements with us pursuant to which they have agreed not to engage in the acquisition, development or operation of office real estate in the New York City metropolitan area. However, Mr. Green has interests in two properties in Manhattan which are exempt from the non-competition provisions of his employment and non-competition agreement. With the exception of Ms. Peck's agreement, for the most part these restrictions apply to each executive both during their employment and for a period of time thereafter. Each executive is also prohibited from otherwise disrupting or interfering with our business through the solicitation of our employees or clients or otherwise. To the extent that we choose to enforce our rights under any of these agreements, we may determine to pursue available remedies, such as actions for damages or injunctive relief, less vigorously than we otherwise might because of our desire to maintain our ongoing relationship with the individual involved. Additionally, the non-competition provisions of these agreements despite being limited in scope and duration, could be difficult to enforce, or may be subject to limited enforcement, should litigation arise over them in the future.

    OUTSIDE INTERESTS OF OFFICERS AND DIRECTORS COULD CONFLICT WITH OUR INTERESTS. As we have previously stated, Messrs. Green and Feldman own interests in some of our properties through their ownership of units in the operating partnership. In addition, Mr. Green, Mr. Feldman and Ms. Peck own direct and indirect interests in office properties and other real estate assets and these interests may give rise to conflicts of interest concerning the fulfillment of their responsibilities as officers and, in the case of Messrs. Green and Feldman, directors of SL Green.

FAILURE OF SL GREEN TO QUALIFY AS A REIT WOULD BE COSTLY

    SL Green operates in a manner to qualify as a REIT for federal income tax purposes. Many of these requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of factual matters and circumstances. These matters, some of which may not be totally within our control, can affect our qualification as a REIT. For example, to qualify as a REIT, at least 95% of our gross income must come from sources that are itemized in the REIT tax laws. We are also required to distribute to shareholders at least 95% of our REIT taxable income excluding capital gains. The fact that we hold our assets through the operating partnership and its subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible for us to remain qualified as a REIT.

    If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS grants us relief under specific statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to shareholders. This would likely have a significant adverse affect of the value of our securities. In addition, we would no longer be required to make any distributions to shareholders.

THE FINANCIAL CONDITION OF THIRD-PARTY PROPERTY MANAGEMENT, LEASING AND
  CONSTRUCTION BUSINESSES COULD ADVERSELY AFFECT OUR RESULTS OF OPERATION

    In order to maintain and preserve our status as a REIT, we cannot provide various services, including management, leasing or construction services, directly to tenants of properties that we do not wholly own. Rather than providing these services ourselves, we have a subsidiary over which we do not have voting control, but do have a 95% economic interest, provide such services. As a result, we do not have the ability to elect or remove any members of the board of directors of these service corporations, and, therefore, our ability to influence their day-to-day decisions is limited. We are subject to the risks associated with the management, leasing and construction businesses that are conducted by them. These risks include the risk that management and leasing contracts with third party property owners will not be renewed upon expiration, will be canceled pursuant to cancellation options or will not be renewed on terms at least as favorable to us as current terms. Additionally, the rental revenues upon which management, leasing and construction fees are based could decline as a result of general real estate market conditions or specific market factors affecting properties we service, and that leasing and construction activity generally could decline. Since our initial public offering, 11 management and leasing contracts with third party property owners have been cancelled, representing an aggregate decrease of approximately $0.9 million in annual revenue. We do not intend to seek to replace the contracts or to pursue other third party management and leasing opportunities. Each of these developments could adversely affect the revenues of the service subsidiaries and could adversely affect our ability to continue to make expected distributions to our shareholders.

WE ARE DEPENDENT ON EXTERNAL SOURCES OF CAPITAL

    Because of distribution requirements imposed on us to qualify as a REIT, it is not likely that we will be able to fund all future capital needs, including acquisitions, from income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings. In addition, we anticipate having to raise money in the public equity and debt markets with some regularity, and our ability to do so will be dependent upon the general conditions prevailing in these markets. Recent conditions have demonstrated that conditions may exist which effectively prevent us, and REITs in general, from accessing these markets. Moreover, additional equity offerings may result in substantial dilution of our shareholders' interests, and additional debt financing may substantially increase our leverage.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

    This document and the documents that are incorporated by reference contain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of our operations, including any forecasts, projections and plans and objections for future operations. You can identify forward-looking statements by the use of forward-looking expressions like "may," "will," "should," "expect," "anticipate," "estimate," or "continue" or any negative or other variations on the expressions. Many factors could affect our actual financial results, and could cause actual results to differ materially from those in the forward-looking statements. These factors include the following:

    - general economic or business conditions, either nationally or in New York City, being less favorable than expected;

    - demand for office space;

    - risks of real estate acquisition;

    - availability and creditworthiness of prospective tenants;

    - adverse changes in the real estate markets;

    - unanticipated increases occurring in financing and other costs;

    - competition with other companies;

    - legislative or regulatory changes adversely affecting real estate investment trusts and the real estate business; and

    - environmental and/or safety requirements.


    In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not occur.

                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the securities offered hereby will be used for general corporate purposes, which may include the repayment of existing indebtedness, the development or acquisition of additional properties as suitable opportunities arise and the renovation, expansion and improvement of our existing properties. Further details relating to the use of the net proceeds will be set forth in the applicable prospectus supplement.

   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

    Our ratios of earnings to combined fixed charges and preferred stock dividends are as follows:



                                           SL GREEN REALTY CORP.                      SL GREEN PREDECESSOR(1)
                                               (CONSOLIDATED)                               (COMBINED)
                                   --------------------------------------   -------------------------------------------
                                    NINE                     AUGUST 21,     JANUARY 1,
                                   MONTHS                    1997 TO
                                    ENDED       YEAR ENDED   DECEMBER 31,   1997 TO
                                   SEPTEMBER                                AUGUST 20,
                                   30, 1999     DECEMBER 31,                                      YEARS ENDED
                                                                                                  DECEMBER 31,
                                                 1998          1997          1997
                                   ----------   ----------   ------------   ----------   ------------------------------
                                                                                           1996       1995       1994
                                                                                         --------   --------   --------
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends (2)............     1.51         1.63          3.96            (3)         (3)        (3)        (3)


------------------------

(1) The SL Green Predecessor is not a legal entity but rather a combination of real estate properties and affiliated real estate management, construction and leasing entities under common control and management of Mr. Green.

(2) Prior to completion of the initial public offering on August 20, 1997, the SL Green Predecessor operated in a manner as to minimize net taxable income to the owners. The initial public offering and the related formation transactions permitted us to deleverage our properties significantly, resulting in a significantly improved ratio of earnings to combined fixed charges and preferred stock dividends.

(3) For the period January 1, 1997 to August 20, 1997 and the years ended December 31, 1996, 1995 and 1994, SL Green Predecessor fixed charge ratios were deficits of $100, $3,470, $6,923 and $5,040, respectively.

    The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges, which includes 100% of majority owned non-combined entities of the SL Green Predecessor. For this purpose, earnings consist of income or loss before gains from sale of property and extraordinary items plus fixed charges. Fixed charges consist of interest expense including interest costs capitalized, the amortization of debt issuance costs and rental expense deemed to represent interest expense and has been combined with preferred dividends which was associated with preferred stock issued by SL Green during May 1998.

                          DESCRIPTION OF COMMON STOCK

GENERAL


    SL Green's articles of incorporation provide that we may issue up to 100 million shares of common stock, $.01 par value per share. Subject to the provisions of the articles of incorporation regarding excess stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of this stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors. On December 31, 1999, there were 24,203,633 shares of common stock outstanding.


    All shares of common stock offered hereby have been duly authorized, and will be fully paid and nonassessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of the articles of incorporation regarding excess stock, holders of shares of common stock are entitled to receive dividends on this stock if, as and when authorized and declared by the board of directors of SL Green out of assets legally available therefor and to share ratably in the assets of SL Green legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of SL Green.

    Holders of shares of common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of SL Green. Subject to the provisions of the articles of incorporation regarding excess stock, shares of common stock will have equal dividend, liquidation and other rights.

PROVISIONS OF SL GREEN'S ARTICLES OF INCORPORATION

    The articles of incorporation authorize the board of directors to reclassify any unissued shares of common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.

    The board of directors is divided into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered terms. At each annual meeting of shareholders, the class of directors to be elected at the meeting will be elected for a three-year term and the directors in the other two classes will continue in office. We believe that classified directors will help to assure the continuity and stability of the board of directors and our business strategies and policies as determined by the board of directors. The use of a staggered board may delay or defer a change in control of SL Green or removal of incumbent management.

RESTRICTIONS ON OWNERSHIP

    For SL Green to qualify as a REIT under the Internal Revenue Code of 1986, as amended, not more than 50% in value of its outstanding common stock may be owned, directly or indirectly, by five or fewer individuals, according to the definition in the Code, during the last half of a taxable year and the common stock must be beneficially owned by 100 or more persons during at least
335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To satisfy the above ownership requirements and other requirements for qualification as a REIT, the board of directors has adopted, and the shareholders prior to the initial public offering approved, a provision in the articles of incorporation restricting the ownership or acquisition of shares of common stock. SEE "RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK."

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is the American Stock Transfer & Trust Company.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL


    The articles of incorporation provides that we may issue up to 25 million shares of preferred stock, $.01 par value per share. On December 31, 1999 there were 4,600,000 shares of preferred stock outstanding.


    The following description of the preferred stock sets forth general terms and provisions of the preferred stock to which any prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the articles of incorporation and bylaws of SL Green and any applicable articles supplementary to the articles of incorporation designating terms of a series of preferred stock.

    The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Although the board of directors does not have this intention at the present time, it could establish a series of preferred stock that could, depending on the terms of the series, delay, defer or prevent a transaction or a change in control of SL Green that might involve a premium price for the common stock or otherwise be in the best interest of the holders thereof. Management believes that the availability of preferred stock will provide SL Green with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

TERMS

    Subject to the limitations prescribed by the articles of incorporation, the board of directors is authorized to fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the board of directors. The preferred stock will, when issued, be fully paid and nonassessible by SL Green and will have no preemptive rights.

    Reference is made to the prospectus supplement relating to the series of preferred stock offered thereby for the specific terms thereof, including:

    - The title and stated value of the preferred stock;

    - The number of shares of the preferred stock, the liquidation preference per share of the preferred stock and the offering price of the preferred stock;

    - The dividend rate(s), period(s) and/or payment day(s) or method(s) of calculation thereof applicable to the preferred stock;

    - The date from which dividends on the preferred stock shall accumulate, if applicable;

    - The procedures for any auction and remarketing, if any, for the preferred stock;

    - The provision for a sinking fund, if any, for the preferred stock;

    - The provision for redemption, if applicable, of the preferred stock;

    - Any listing of the preferred stock on any securities exchange;

    - The terms and conditions, if applicable, upon which the preferred stock may or will be convertible into common stock of SL Green, including the conversion price or manner of calculation thereof;

    - The relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of SL Green;

    - Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of SL Green as a REIT;

    - A discussion of federal income tax considerations applicable to the preferred stock; and

    - Any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

RANK

    Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of SL Green, rank:

        (a) senior to all classes or series of common stock and to all equity securities issued by SL Green the terms of which provide that the equity securities shall rank junior to the preferred stock;

        (b) on a parity with all equity securities issued by SL Green other than those referred to in clauses (a) and (c); and

        (c) junior to all equity securities issued by SL Green which the terms of the preferred stock provide will rank senior to it. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

    Unless otherwise specified in the applicable prospectus supplement, the preferred stock will have the rights with respect to payment of dividends set forth below.

    Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by the board of directors, out of assets of SL Green legally available for payment, cash dividends in the amounts and on the dates as will be set forth in, or pursuant to, the applicable prospectus supplement. Each dividend shall be payable to holders of record as they appear on the share transfer books of SL Green on the record dates as shall be fixed by the board of directors.

    Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If the board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are non-cumulative, then the holders of this series of preferred stock will have no right to receive a dividend in respect of the related dividend period and SL Green will have no obligation to pay the dividend accrued for the period, whether or not dividends on this series of preferred stock are declared payable on any future dividend payment date.

    If preferred stock of any series is outstanding, no full dividends will be declared or paid or set apart for payment on any capital stock of SL Green of any other series ranking, as to dividends, on a parity with or junior to the preferred stock of this series for any period unless:

    - if this series of preferred stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for the payment for all past dividend periods and the then current dividend period; or

    - if this series of preferred stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for the payment on the preferred stock of this series.

    When dividends are not paid in full or a sum sufficient for the full payment is not so set apart upon preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the preferred stock of this series, all dividends declared upon the preferred stock of this series and any other series of preferred stock ranking on a parity as to dividends with the preferred stock shall be declared pro rata so that the amount of dividends declared per share of preferred stock of this series and the other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred stock of this series and the other series of preferred stock which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend, bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of this series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (a) if this series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of this series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and if this series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of this series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends, other than in shares of common stock or other capital stock ranking junior to the preferred stock of this series as to dividends and upon liquidation, shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the common stock, or any other capital stock of SL Green ranking junior to or on a parity with the preferred stock of this series as to dividends or upon liquidation, nor shall any shares of common stock, or any other capital stock of SL Green ranking junior to or on a parity with the preferred stock of this series as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration or any moneys be paid to or made available for a sinking fund for the redemption of any of the shares by SL Green except:

    - by conversion into or exchange for other capital stock of SL Green ranking junior to the preferred stock of this series as to dividends and upon liquidation; or

    - redemptions for the purpose of preserving SL Green's status as a REIT.

REDEMPTION

    If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at the option of SL Green, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the prospectus supplement.

    The prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares of the preferred stock that shall be redeemed by SL Green in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon which shall not, if the preferred stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods, to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of capital stock of SL Green, the terms of the preferred stock may provide that, if no capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred stock shall automatically and mandatorily be converted into the applicable capital stock of SL Green pursuant to conversion provisions specified in the applicable prospectus supplement.

    Notwithstanding the foregoing, unless (a) if this series of preferred stock has a cumulative dividend, full cumulative dividends on all shares of any series of preferred stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (b) if this series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of preferred stock shall be redeemed unless all outstanding preferred stock of this series is simultaneously redeemed; PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of preferred stock of this series to preserve the REIT status of SL Green or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of this series. In addition, unless (a) if this series of preferred stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (b) if this series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, SL Green shall not purchase or otherwise acquire, directly or indirectly, any shares of preferred stock of this series except by conversion into or exchange for capital stock of SL Green ranking junior to the preferred stock of this series as to dividends and upon liquidation; PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of preferred stock of this series to preserve the REIT status of SL Green or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of this series.

    If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, the number of shares to be redeemed will be determined by SL Green and the shares may be redeemed pro rata from the holders of record of the shares in proportion to the number of the shares held or for which redemption is requested by the holder, with adjustments to avoid redemption of fractional shares, or by lot in a manner determined by SL Green.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on the share transfer books of SL Green. Each notice shall state:

    - the redemption date;

    - the number of shares and series of the preferred stock to be redeemed;

    - the redemption price;

    - the place or places where certificates for the preferred stock are to be surrendered for payment of the redemption price;

    - that dividends on the shares to be redeemed will cease to accumulate on the redemption date; and

    - the date upon which the holder's conversion rights, if any, as to the shares shall terminate.

If fewer than all the shares of preferred stock of any series are to be redeemed, the notice mailed to each holder thereof shall also specify the number of shares of preferred stock to be redeemed from each holder. If notice of redemption of any preferred stock has been given and if the funds necessary for the redemption have been set aide by SL Green in trust for the benefit of the holders of any preferred stock so called for redemption, then from and after the redemption date dividends will cease to accumulate on the preferred stock, and all rights of the holders of the preferred stock will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of SL Green, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of capital stock of SL Green ranking junior to the preferred stock of this series in the distribution of assets upon any liquidation, dissolution or winding up of SL Green, the holders of the preferred stock shall be entitled to receive out of assets of SL Green legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share that is set forth in the applicable prospectus supplement, plus an amount equal to all dividends accumulated and unpaid thereon, which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no rights or claim to any of the remaining assets of SL Green. In the event that, upon any voluntary or involuntary liquidation, dissolution or winding up, the available assets of SL Green are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock of this series and the corresponding amounts payable on all shares of other classes or series of capital stock of SL Green ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other classes or series of capital stock shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    The consolidation or merger of SL Green with or into any other entity, or the merger of another entity with or into SL Green, or a statutory share exchange by SL Green, or the sale, lease or conveyance of all or substantially all of the property or business of SL Green, shall not be deemed to constitute a liquidation, dissolution or winding up of SL Green.

VOTING RIGHTS

    Holders of the preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

    Whenever dividends on any series of preferred stock shall be in arrears for six or more quarterly periods, the holders of the preferred stock, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors of SL Green at a special meeting called by the holders of record of at least ten percent of any series of preferred stock so in arrears, unless the request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, or at the next annual meeting of shareholders, and at each subsequent annual meeting until (a) if this series of preferred stock has a cumulative dividend, all dividends accumulated on this shares of preferred stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (b) if this series of preferred stock does not have a cumulative dividend, four quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In these cases, the entire board of directors will be increased by two directors.

    Unless provided otherwise for any series of preferred stock, so long as any shares of the preferred stock remain outstanding, SL Green will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of this series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting with this series voting separately as a class:

        (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of SL Green, or reclassify any authorized capital stock of SL Green into the stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any of this stock; or

        (b) amend, alter or repeal the provisions of the articles of incorporation or the designating amendment for this series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of this series of preferred stock or the holders thereof;

    PROVIDED, HOWEVER, with respect to the occurrence of any of the events set forth in (b) above, so long as this series of preferred stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an event SL Green may not be the surviving entity, the occurrence of any similar event shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of holders of this series of preferred stock; and provided, further, that (x) any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or (y) any increase in the amount of authorized shares of this series of preferred stock or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of this series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of SL Green, shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote or consent would otherwise be required shall be effected, all outstanding shares of this series of preferred stock shall have been converted, redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect the redemption.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which any series of preferred stock is convertible into shares of common stock will be set forth in the applicable prospectus supplement. The terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price, or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or SL Green, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the preferred stock.

SHAREHOLDER LIABILITY

    As discussed above under "Description of Common Stock--General," applicable Maryland law provides that no shareholder, including holders of preferred stock, shall be personally liable for the acts and obligations of SL Green and that the funds and property of SL Green shall be the only recourse for these acts or obligations.

RESTRICTIONS ON OWNERSHIP

    As discussed below under "Restrictions on Ownership of Capital Stock," for SL Green to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals. An individual for these purposes is defined by the federal income tax laws pertaining to REITs and is very complex. Therefore, the designating amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock.

REGISTRAR AND TRANSFER AGENT

    The Registrar and Transfer Agent for the preferred stock is the American Stock Transfer & Trust Company.

                   RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK

EXCESS STOCK

    The articles of incorporation provide that SL Green may issue up to 75 million shares of excess stock, par value $.01 per share. FOR A DESCRIPTION OF EXCESS STOCK, SEE "--RESTRICTIONS ON OWNERSHIP" BELOW.

RESTRICTIONS ON OWNERSHIP

    For SL Green to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year, other than the first year, and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, other than the first year, or during a proportionate part of a shorter taxable year. Pursuant to the Code, common stock held by specific types of entities, such as pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act of 1940, partnerships, trusts and corporations, will be attributed to the beneficial owners of these entities for purposes of the five or fewer requirement. For example, the beneficial owners of these entities will be counted as shareholders of SL Green.

    In order to protect SL Green against the risk of losing its status as a REIT due to a concentration of ownership among its shareholders, its articles of incorporation, subject to exceptions, provide that no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.0%, which we refer to as the "Ownership Limit," of the aggregate number or value of SL Green's outstanding shares of common stock. Limitations on the ownership of preferred stock may also be imposed by SL Green. SEE "DESCRIPTION OF PREFERRED STOCK--RESTRICTIONS ON OWNERSHIP." Any direct or indirect ownership of shares of stock in excess of the Ownership Limit or that would result in the disqualification of SL Green as a REIT, including any transfer that results in shares of capital stock being owned by fewer than 100 persons or results in SL Green being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if the board of directors determines that it is no longer in the best interests of SL Green to attempt to qualify, or to continue to qualify, as a REIT. The board of directors may, in its sole discretion, waive the Ownership Limit if evidence satisfactory to the board of directors and SL Green's tax counsel is presented that the changes in ownership will not then or in the future jeopardize SL Green's REIT status and the board of directors otherwise decides that this action is in the best interest of SL Green.

    Shares of capital stock owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit will automatically be converted into shares of excess stock that will be transferred, by operation of law, to the trustee of a trust for the exclusive benefit of one or more charitable organizations described in Section 170(b)(1)(A) and 170(c) of the Code. The trustee of the trust will be deemed to own the excess stock for the benefit of the charitable beneficiary on the date of the violative transfer to the original transferee-shareholder. Any dividend or distribution paid to the original transferee-shareholder of excess stock prior to the discovery by SL Green that capital stock has been transferred in violation of the provisions of SL Green's articles of incorporation shall be repaid to the trustee upon demand. Any dividend or distribution authorized and declared but unpaid shall be rescinded as void from the beginning with respect to the original transferee-shareholder and shall instead be paid to the trustee of the trust for the benefit of the charitable beneficiary. Any vote cast by an original transferee-shareholder of shares of capital stock constituting excess stock prior to the discovery by SL Green that shares of capital stock have been transferred in violation of the provisions of the articles of incorporation shall be rescinded as void from the beginning. While the excess stock is held in trust, the original transferee-shareholder will be deemed to have given an irrevocable proxy to the trustee to vote the capital stock for the benefit of the charitable beneficiary. The trustee of the trust may transfer the interest in the trust representing the excess stock to any person whose ownership of the shares of capital stock converted into this excess stock would be permitted under the Ownership Limit. If this transfer is made, the interest of the charitable beneficiary shall terminate and the proceeds of the sale shall be payable to the original transferee shareholder and to the charitable beneficiary as described herein. The original transferee-shareholder shall receive the lesser of (a) the price paid by the original transferee-shareholder for the shares of capital stock that were converted into excess stock or, if the original transferee-shareholder did not give value for the shares, the average closing price for the class of shares from which the shares of capital stock were converted for the ten trading days immediately preceding the sale or gift, and
(b) the price received by the trustee from the sale or other disposition of the excess stock held in trust. The trustee may reduce the amount payable to the original transferee-shareholder by the amount of dividends and distributions relating to the shares of excess stock which have been paid to the original transferee-shareholder and are owed by the original transferee-shareholder to the trustee. Any proceeds in excess of the amount payable to the original transferee-shareholder shall be paid by the trustee to the charitable beneficiary. Any liquidation distributions relating to excess stock shall be distributed in the same manner as proceeds of a sale of excess stock. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulations, then the original transferee-shareholder of any shares of excess stock may be deemed, at the option of SL Green, to have acted as an agent on behalf of SL Green in acquiring the shares of excess stock and to hold the shares of excess stock on behalf of SL Green.

    In addition, SL Green will have the right, for a period of 90 days during the time any shares of excess stock are held in trust, to purchase all or any portion of the shares of excess stock at the lesser of (a) the price initially paid for the shares by the original transferee-shareholder, or if the original transferee-shareholder did not give value for the shares, the average closing price for the class of stock from which the shares of excess stock were converted for the ten trading days immediately preceding the sale or gift, and
(b) the average closing price for the class of stock from which the shares of excess stock were converted for the ten trading days immediately preceding the date SL Green elects to purchase the shares. SL Green may reduce the amount payable to the original transferee-shareholder by the amount of dividends and distributions relating to the shares of excess stock which have been paid to the original transferee-shareholder and are owed by the original transferee-shareholder to the trustee. SL Green may pay the amount of the reductions to the trustee for the benefit of the charitable beneficiary. The 90-day period begins on the later date of which notice is received of the violative transfer if the original transferee-shareholder gives notice to SL Green of the transfer or, if no notice is given, the date the board of directors determines that a violative transfer has been made.

    These restrictions will not preclude settlement of transactions through the New York Stock Exchange.

    All certificates representing shares of stock will bear a legend referring to the restrictions described above.

    Each shareholder shall upon demand be required to disclose to SL Green in writing any information with respect to the direct, indirect and constructive ownership of capital stock of SL Green as the board of directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

    The Ownership Limit may have the effect of delaying, deferring or preventing a change in control of SL Green unless the board of directors determines that maintenance of REIT status is no longer in the best interest of SL Green.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    The following discussion summarizes the material Federal income tax consequences that are generally applicable to all prospective holders of the offered securities. The specific tax consequences of owning the offered securities will vary depending on the circumstances of a particular stockholder. The discussion contained herein does not address all aspects of Federal income taxation that may be relevant to particular holders. Therefore, we strongly recommend that stockholders review the following discussion and then consult with a tax advisor to determine the anticipated tax consequences of owning offered securities.

    The information in this section and the opinions of Brown & Wood LLP are based on the Code, existing and proposed Treasury Regulations thereunder, current administrative interpretations and court decisions. We cannot assume that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or affect existing interpretations of current law in a manner which is adverse to stockholders. Any such change could apply retroactively to transactions preceding the date of change. With the exception of the ruling below, SL Green and the operating partnership do not plan to obtain any rulings from the IRS concerning any tax issue with respect to SL Green other than that described below under Taxation of SL Green--Requirements for Qualification--Income Tests. Thus, we cannot assume that the opinions and statements set forth herein, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

    This summary does not discuss state, local or foreign tax considerations. Except where indicated, the discussion below describes general Federal income tax considerations applicable to individuals who are U.S. persons for federal income tax purposes. Accordingly, the following discussion has limited application to domestic corporations and persons subject to specialized Federal income tax treatment, such as foreign persons, trusts, estates, tax-exempt entities, regulated investment companies and insurance companies.

    PROSPECTIVE STOCKHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO SUCH STOCKHOLDERS' RESPECTIVE PERSONAL TAX SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

TAXATION OF SL GREEN

    We elected to be taxed as a REIT under Sections 856 through 860 of the Code effective for our taxable year ending December 31, 1997. In the opinion of Brown & Wood LLP, commencing with our taxable year ended December 31, 1997, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and our method of operation enables us to meet the requirements for qualification and taxation as a REIT. This opinion is based on factual representations relating to the organization and operation of SL Green, the operating partnership, their respective subsidiaries, and factual representations relating to our continued efforts to comply with the various REIT tests. Qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, the various qualification tests imposed under the Code. Brown & Wood LLP will not review compliance with these tests on a continuing basis. SEE "FAILURE TO QUALIFY" BELOW.

    The following is a general summary of the material Code provisions that govern the Federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex.

    If we qualify for taxation as a REIT, we generally will not be subject to Federal corporate income taxes on net income that we distribute currently to stockholders. This treatment substantially eliminates the double taxation (taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. However, we will be subject to Federal income and excise tax in specific circumstances, including the following:

    - we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains, other than retained capital gains as discussed below.

    - we may be subject to the alternative minimum tax on our items of tax preference.

    - if we have (a) net income from the sale or other disposition of foreclosure property, which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property, held primarily for sale to customers in the ordinary course of business or
      (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

    - if we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, such income will be subject to a 100% tax.

    - if we fail to satisfy either the 75% gross income test or the 95% gross income test, but nonetheless maintain our qualification as a REIT because other requirements have been met, we will be subject to a 100% tax on the greater of the amount by which we fail the 75% or 95% test, multiplied by a fraction intended to reflect our profitability.

    - if we fail to distribute during each calendar year at least the sum of
      (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year and (c) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

    - if we acquire any asset from a corporation generally subject to full corporate level tax in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the seller and we recognize gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by us, then we will be subject to the built-in gain rule. Built-in gain is the excess of the fair market value of such property at the time of acquisition by SL Green over the adjusted basis in such property at such time. Under the built-in gain rule, such gain will be subject to tax at the highest regular corporate rate applicable.

REQUIREMENTS FOR QUALIFICATION

    The Code defines a REIT as a corporation, trust, or association

       (a) that is managed by one or more trustees or directors;

       (b) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

       (c) that would be taxable as a domestic corporation, but for Section 856 through 859 of the Code;

       (d) that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

       (e) the beneficial ownership of which is held by 100 or more persons;

       (f) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals; and

       (g) that meets other tests, described below, regarding the nature of its income and assets.

    The Code provides that conditions (a) through (d), inclusive, must be met during the entire taxable year and that condition (e) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (e) and

(f), however, will not apply until after the first taxable year for which an election is made to be taxed as a REIT. We believe we have issued and have outstanding sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (e) and (f). In addition, we intend to comply with Treasury Regulations requiring us to ascertain the actual ownership of our outstanding shares. Our articles of incorporation include restrictions regarding the transfer of shares of capital stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (e) and
(f) above. SEE "RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK."

    If a REIT owns a corporate subsidiary that is a qualified REIT subsidiary, that subsidiary is disregarded for Federal income tax purposes and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of the REIT itself. Similarly, a single member limited liability company owned by the REIT or by the operating partnership is disregarded as a separate entity for Federal income tax purposes. SEE "RECENT DEVELOPMENTS" BELOW.

    In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that for purposes of the gross income tests and asset tests, the REIT will be deemed to own its proportionate share, based on its interest in partnership capital, of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests, that they have in the hands of the partnership. Thus, our proportionate share of the assets, liabilities and items of gross income of the operating partnership will be treated as our assets, liabilities and items of gross income for purposes of applying the requirements described herein.

    INCOME TESTS. In order to maintain qualification as a REIT, we must annually satisfy specific gross income tests. First, at least 75% of the REIT's gross income, excluding gross income from specific prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including rents from real property and, in specific circumstances, interest, or from specific types of temporary investments. Second, at least 95% of the REIT's gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from such real property investments described above and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. If we fail to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we are entitled to relief under specific provisions of the Code. These relief provisions generally are available if our failure to meet any such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our Federal corporate income tax return and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

    For purposes of the income test, rents received by a REIT will qualify as rents from real property only if the following conditions are met:

    - the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales.

    - rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant.

    - if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property.

    - the REIT generally must not operate or manage the property or furnish or render services to tenants, except through an independent contractor who is adequately compensated and from whom the REIT derives no income.

    The independent contractor requirement, however, does not apply to the extent the services provided by the REIT are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant. However, under the DE MINIMIS rule for noncustomary services, if the value of the noncustomary service income with respect to a property, valued at no less than 150% of the REIT's direct costs of performing such services, is 1% or less of the total income derived from the property, then all rental income except the noncustomary service income will qualify as rents from real property.

    We have recently received a favorable ruling from the IRS with respect to our provision of telecommunication services, including high-speed Internet access, to our tenants. Under the ruling, providing these services to a property will not disqualify rents received from the property. In addition, amounts that we receive for providing these services will constitute rents from real property.

    ASSET TESTS. In order to maintain qualification as a REIT, we must also satisfy three tests relating to the nature of our assets at the close of each quarter of our taxable year. SEE "RECENT DEVELOPMENTS" BELOW.

    - at least 75% of the value of our total assets must be represented by real estate assets, including (a) our allocable share of real estate assets held by the operating partnership or any partnerships in which the operating partnership owns an interest and (b) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (i.e., at least five-year) public debt offering of SL Green, cash, cash items and government securities.

    - of the investments not included in the 75% asset class, the value of any one issuer's securities owned by SL Green may not exceed 5% of the value of our total assets.

    - of the investments not included in the 75% asset class, we may not own more than 10% of any one issuer's outstanding voting securities.

    After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter.

    ANNUAL DISTRIBUTION REQUIREMENTS. In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to (a) the sum of (A) 95% of our REIT taxable income (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (B) 95% of the net income, after tax, if any, from foreclosure property, minus (b) the sum of specific items of non-cash income. We must pay the distribution during the taxable year to which the distributions relate, or during the following taxable year, if declared before we timely file our tax return for the preceding year and paid on or before the first regular dividend payment after the declaration. In addition, a dividend declared and payable to a stockholder of record in October, November or December of any year is treated as paid and received on December 31 of such year even if paid in January of the following year. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate capital gains rates and ordinary income tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income of such year, (b) 95% of our

REIT capital gain income for such year and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such amounts over the amounts actually distributed.

    We intend to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, it is expected that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Moreover, the partnership agreement of the operating partnership authorizes us, as general partner, to take such steps as may be necessary to cause the operating partnership to make distributions to its partners in amounts sufficient to permit us to meet these distribution requirements. It is possible, however, that we may not have sufficient cash or other liquid assets to meet the 95% distribution requirement. In the event that such circumstances do occur, then in order to meet the 95% distribution requirement, we may cause the operating partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required distributions.

    Under specific circumstances, we may rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

    If we fail to qualify for taxation as a REIT in any taxable year and other relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor will we be required to make distributions. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.


RECENT DEVELOPMENTS



    The Tax Relief Extension Act of 1999 was recently enacted and contains several tax provisions regarding REITs, including a reduction of the annual distribution requirement for REIT taxable income from 95% to 90%. This act also changes the 10% voting securities test under current law to a 10% vote or value test. Thus, subject to certain exceptions, a REIT will no longer be allowed to own more than 10% of the vote or value of the outstanding securities of any issuer, other than a qualified REIT subsidiary or another REIT. One exception to this new test, which is also an exception to the 5% asset test under current law, allows a REIT to own any or all of the securities of a "taxable REIT subsidiary." A taxable REIT subsidiary can perform non-customary services for tenants of a REIT without disqualifying rents received from such tenants for purposes of the REIT's gross income tests and can also undertake third-party management and development activities as well as non-real-estate-related activities. A taxable REIT subsidiary will be taxed as a regular C corporation but will be subject to earnings stripping limitations on the deductibility of interest paid to its REIT. In addition, a REIT will be subject to a 100% excise tax on certain excess amounts to ensure that (i) tenants who pay a taxable REIT subsidiary for services are charged an arm's-length amount by the taxable REIT subsidiary for the service, rather than paying an excessive amount to the REIT as rent, (ii) shared expenses of a REIT and its taxable REIT subsidiary are allocated fairly between the two, and (iii) interest paid by a taxable REIT subsidiary to its REIT is commercially reasonable. Securities of a taxable REIT subsidiary will constitute non-real-estate assets for purposes of determining whether at least 75% of a REIT's assets consist of real estate. In addition, no more than 20% of a REIT's total assets can consist of securities of taxable REIT subsidiaries.

    These new tax provisions are not effective until January 1, 2001. In addition, grandfather protection is provided with respect to the 10% value test for securities of a corporation held by a REIT on July 12, 1999, but such protection ceases to apply after the corporation engages in a substantial new line of business or acquires any substantial asset and also ceases to apply after the acquisition of additional securities of the corporation by the REIT after July 12, 1999. We have made no decision at this time with regard to any actions we might take relating to the provisions contained in the Tax Relief Extension Act. However, because we currently own more than 10% of the value of our management subsidiary, we may have to restructure the ownership of this company or have it elect to be a taxable REIT subsidiary of the Company in 2001.


TAXATION OF STOCKHOLDERS

    The discussion does not address all of the tax consequences that may be relevant to particular stockholders in light of their particular circumstances. Stockholders should consult their own tax adviser for a complete description of the tax consequences of investing in the offered stock.

U.S. STOCKHOLDERS

    As used herein, the term U.S. Stockholder means a stockholder who is a U.S. Person. A U.S. Person is defined as a citizen or resident of the United States, a corporation or partnership (including an entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any State of the United States or the District of Columbia, other than a partnership that is not treated as a U.S. Person under any applicable Treasury regulations, or an estate whose income is subject to United States Federal income tax regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, specific trusts in existence on August 20, 1996, and treated as U.S. Persons prior to such date, that elect to continue to be treated as U.S. Persons, also will be U.S. Persons.

    DISTRIBUTIONS. As long as we qualify as a REIT, distributions made to our taxable U.S. Stockholders out of current or accumulated earnings and profits and not designated as capital gain dividends will be taken into account by them as ordinary income. Corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as capital gains to the extent they do not exceed our actual net capital gain for the taxable year without regard to the period for which the stockholder has held our stock. If we elect to retain and pay income tax on any net capital gain, U.S. Stockholders would include in their income as capital gain their proportionate share of such net capital gain. A U.S. Stockholder would also receive a refundable tax credit for such stockholder's proportionate share of the tax paid by SL Green on such retained capital gains and an increase in its basis in the stock of SL Green. This increase in basis will be in an amount equal to the difference between the undistributed capital gains and the amount of tax paid by SL Green. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stock, but rather will reduce the adjusted basis of the stock. To the extent that such distributions exceed a stockholder's adjusted basis in the stock, such distribution will be included in income as capital gain, assuming the stock is a capital asset in the hands of the stockholder.

    Any dividend declared by us in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, even if the dividend is actually paid by us during January of the following calendar year.

    SALE OR EXCHANGE. In general, a U.S. Stockholder realizes capital gain or loss on the sale or exchange of the stock equal to the difference between
(a) the amount of cash and the fair market value of any property received on such disposition, and (b) the stockholder's adjusted basis in the stock. To the extent a U.S. Stockholder who is an individual, a trust or an estate holds the stock for at least one year, any gain realized would be subject to a maximum rate of 20%.

    BACKUP WITHHOLDING. We will report to our U.S. Stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder (a) is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholding rules. In addition, we may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to us.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

    The IRS has ruled that amounts distributed as dividends by a qualified REIT generally do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, the dividend income will not be UBTI to a tax-exempt stockholder, provided that the tax-exempt stockholder has not held stock as debt financed property within the meaning of the Code and such stock is not otherwise used in a trade or business. Similarly, income from the sale of the stock will not constitute UBTI unless such tax-exempt stockholder has held such stock as debt financed property within the meaning of the Code or has used the shares in a trade or business.

TAXATION OF NON-U.S. STOCKHOLDERS

    The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders, which refer to collectively as Non-U.S. Stockholders, are complex and no attempt will be made herein to provide more than a limited summary of such rules. Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in the stock, including any reporting requirements.

    ORDINARY DIVIDENDS. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests and other than distributions designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions to Non-U.S. Stockholders will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax rate. However, if income from the investment in the shares of the stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such dividends and may also be subject to the 30% branch profits tax if the stockholder is a foreign corporation.

    Pursuant to the Final Regulations generally effective for payments made on or after January 1, 2001, dividends paid to an address in a country outside the United States are no longer presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. A Non-U.S. Stockholder who wishes to claim the benefit of an applicable treaty rate is now required to satisfy specific certification and other requirements.

    RETURN OF CAPITAL. Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from the disposition by us of a U.S. real property interest, will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of the stock, they will give rise to tax liability if the Non-U.S. Stockholder otherwise would be subject to tax on any gain from the sale or disposition of its stock, as described below. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

    CAPITAL GAIN DIVIDENDS. For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders will be taxed on such distributions at the same capital gain rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax and special alternative minimum tax (in the case of nonresident alien individuals), without regard to whether such distributions are designated by us as capital gain dividends. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. We are required by applicable Treasury Regulations under FIRPTA to withhold 35% of any distribution that could be designated by us as a capital gain dividend.

    SALE OR EXCHANGE OF STOCK. Gain recognized by a Non-U.S. Stockholder upon a sale or exchange of stock, including a redemption that is treated as a sale, generally will not be taxed under FIRPTA if we are a domestically controlled REIT. A domestically controlled REIT is defined generally as a REIT which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (a) investment in the stock is treated as effectively connected with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (b) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a tax home in the United States, or maintains an office or fixed place of business in the United States to which the gain is attributable, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. A similar rule will apply to capital gain dividends not subject to FIRPTA.

    Although we anticipate that we will qualify as a domestically controlled REIT, we cannot assume that we will continue to so qualify. If we were not a domestically controlled REIT, whether or not a Non-U.S. Stockholder's sale of stock would be subject to tax under FIRPTA would depend on whether or not the stock was regularly traded on an established securities market and on the size of the selling Non-U.S. Stockholder's interest in us. If the gain on the sale of the stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, subject to any applicable alternative minimum tax and a special alternative minimum tax (in the case of nonresident alien individuals) and the purchaser of such stock may be required to withhold 10% of the gross purchase price.

OTHER TAX CONSIDERATIONS

    EFFECT OF TAX STATUS OF OPERATING PARTNERSHIP AND OTHER ENTITIES ON REIT QUALIFICATION. All of our significant investments are held through the operating partnership. The operating partnership may hold interests in properties through property-owning entities. The operating partnership and the property-owning entities, as well as S.L. Green Management LLC, involve special tax considerations. These tax considerations include:

    - allocations of income and expense items of the operating partnership and the property-owning entities, which could affect the computation of taxable income of SL Green,

    - the status of the operating partnership, the property-owning entities and S.L. Green Management LLC as partnerships or entities that are disregarded as entities separate from their owners as, opposed to associations taxable as corporations, for income tax purposes and

    - the taking of actions by the operating partnership or any of the property-owning entities that could adversely affect our qualification as a REIT.

    In the opinion of Brown & Wood LLP, based on the factual representations by SL Green and the operating partnership, as set forth in the first paragraph of this section, for Federal income tax purposes, the operating partnership will be treated as a partnership and neither S.L. Green Management LLC nor any of the property-owning entities will be treated as an association taxable as a corporation. If, however, the operating partnership or any of such other entities were treated as an association taxable as a corporation, we would fail to qualify as a REIT for a number of reasons.

    The partnership agreement requires that the operating partnership be operated in a manner that will enable us to satisfy the requirements for classification as a REIT. In this regard, we will control the operation of the operating partnership through its rights as the sole general partner of the operating partnership.

    TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes. Therefore, the partnership's basis is equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution. Pursuant to
Section 704(c) of the Code, income, gain, loss and deductions attributable to such contributed property must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution, which we refer to as a "Book-Tax Difference". Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The operating partnership was funded by way of contributions of appreciated property to the operating partnership in the transactions leading to its formation. Consequently, the partnership agreement will require these allocations to be made in a manner consistent with Section 704(c) of the Code and the regulations thereunder, which we refer to as the "Section 704(c) Regulations".

    The Section 704(c) Regulations require partnerships to use a "reasonable method" for allocation of items affected by Section 704(c) of the Code and they outline three methods which may be considered reasonable for these purposes. The operating partnership intends to use the "traditional method" of Section 704(c) allocations, which is the least favorable method from our perspective because of technical limitations. Under the traditional method, depreciation with respect to a contributed property for which there is a Book-Tax Difference first will be allocated to SL Green and other partners who did not have an interest in the property until they have been allocated an amount of depreciation equal to what they would have been allocated if the operating partnership had purchased such property for its fair market value at the time of contribution. In addition, if this property is sold, gain equal to the Book-Tax Difference at the time of sale will be specially allocated to the contributor of the property. These allocations will tend to eliminate the Book-Tax Differences with respect to the contributed properties over the depreciable lives of the contributed property. However, they may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. This could cause us (a) to be allocated lower amounts of depreciation deduction for tax purposes than would be allocated to us if all properties were to have a tax basis equal to their fair market value at the time of contribution and (b) to be allocated lower amounts of taxable loss in the event of a sale of such contributed interests in the properties at a book loss, than the economic or book loss allocated to us as a result of such sale, with a corresponding benefit to the other partners in the operating partnership. These allocations might adversely affect our ability to comply with REIT distribution requirements, although we do not anticipate that this will occur. These allocations may also affect our earnings and profits for purposes of determining the portion of distributions taxable as a dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased our interests in the Properties at their agreed values.

    Interests in the properties purchased by the operating partnership for cash simultaneously with or subsequent to our admission to the operating partnership initially will have a tax basis equal to their fair market value. Thus,
Section 704(c) of the Code will not apply to such interests.

STATE AND LOCAL TAX

    SL Green and our stockholders may be subject to state and local tax in states and localities in which it does business or owns property. Our tax treatment and the tax treatment the stockholders in such jurisdictions may differ from the Federal income tax treatment described above.

                              PLAN OF DISTRIBUTION

    SL Green may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

    Underwriters may offer and sell the securities at a fixed price or prices, which may be changed related to the prevailing market prices at me time of sale or at negotiated prices. SL Green also may, from time to time, authorize underwriters acting as their agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from SL Green in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by SL Green to underwriters or agents in connection with the offering of securities, and any discounts, concessions for commissions allowed by underwriters to participating dealers, are set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with SL Green and the operating partnership, to indemnification against and contribution toward civil liabilities, including liabilities under the Securities Act of 1933.

    The underwriters and their affiliates may be customers of, engage in transactions with and perform services for SL Green and the operating partnership and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

    The validity of the issuance of the securities offered hereby and the legal matters described under Federal Income Tax Considerations will be passed upon for SL Green by Brown & Wood LLP, New York, New York.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule for the year ended December 31, 1998 and for the period August 21, 1997, which is the date of commencement of operations to December 31, 1997, the combined financial statements of the SL Green Predecessor for the period January 1, 1997 to August 20, 1997 and for the year ended December 31, 1996 and the combined financial statements of the uncombined joint ventures of the SL Green Predecessor for the period January 1, 1997 to August 20, 1997 and for the year ended December 31, 1996 included in our Annual Report on Form 10-K and the statement of revenues and certain expenses for the 555 West 57(th) Street property for the year ended December 31, 1998, included in our Current Report on Form 8-K/A dated January 25, 1999 and the statement of revenues and certain expenses for the Madison Properties for the year ended December 31, 1998, included in our Current Report on Form 8-K/A dated May 24, 1999 and the statement of revenues and certain expenses for the 90 Broad Street property for the fiscal year ended April 30, 1999, included in our Current Report on Form 8-K/A dated May 24, 1999, as set forth in their reports, which are incorporated by reference in this registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms located at Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

    We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register the securities with the SEC. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.


DOCUMENT                                                        PERIOD
--------                                                   ----------------
Annual Report on Form 10-K (File No. 1-13199)............  Year ended December 31, 1998
Quarterly Reports on Form 10-Q (File No. 1-13199)........  Quarter ended March 31, 1999
                                                           Quarter ended June 30, 1999
                                                           Quarter ended September 30, 1999



                                                                DATED               FILED
                                                           ----------------   -----------------
Current Reports on Form 8-K
  (File No. 1-13199).....................................  January 25, 1999   February 8, 1999
                                                           March 22, 1999     March 23, 1999
                                                           May 24, 1999       June 8, 1999

                                                                DATED               FILED
                                                           ----------------   -----------------
Amendments to Current Reports on Form 8-K
  (File No. 1-13199).....................................  January 25, 1999   April 9, 1999
                                                           May 24, 1999       August 6, 1999


    Any documents which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.

    If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. The documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Requests should be addressed to Benjamin Feldman, Esq., SL Green Realty Corp., 420 Lexington Avenue, New York, NY 10170, telephone number (212) 594-2700.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION



    The following sets forth the estimated expenses in connection with the issuance and distribution of our securities being registered hereby, other than underwriting discounts and commissions, all of which will be borne by SL Green:



Securities and Exchange Commission registration fee.........  $111,200.00
Printing and engraving expenses.............................    10,000.00
NASD fees...................................................    30,500.00
Legal fees and expenses.....................................    50,000.00
Accounting fees and expenses................................    25,000.00
Blue Sky fees and expenses..................................     5,000.00
Miscellaneous...............................................    15,000.00
                                                              -----------
  Total.....................................................  $246,700.00
                                                              ===========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.



    The Maryland General Corporation Law, as amended from time to time, permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services, or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The articles of incorporation contain a provision which eliminates the liability to the maximum extent permitted by Maryland law.



    The articles of incorporation authorize SL Green, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any present or former director or officer or (b) any individual who, while a director of SL Green and at the request of SL Green, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The bylaws of SL Green obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of SL Green and at the request of SL Green, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The articles of incorporation and bylaws also permit SL Green to indemnify and advance expenses to any person who served a predecessor of SL Green in any of the capacities described above and to any employee or agent of SL Green or a predecessor of SL Green.



    The Maryland General Corporation Law requires a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the Maryland General Corporation Law requires SL Green, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by SL Green as authorized by the bylaws and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by SL Green if it shall ultimately be determined that the standard of conduct was not met.



    SL Green has entered into indemnification agreements with each of its executive officers and directors. The indemnification agreements require, among other matters, that SL Green indemnify its executive officers and directors to the fullest extent permitted by law and advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, SL Green must also indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements and may cover executive officers and directors under SL Green's directors' and officers' liability insurance. Although indemnification agreements offer substantially the same scope of coverage afforded the bylaws, they provide greater assurance to directors and executive officers that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by the board of directors or the shareholders to eliminate the rights they provide.



ITEM 16. EXHIBITS.



 1.1  --Form of Underwriting Agreement.(1)
 4.1  --Form of Designating Amendment for Preferred Stock.(1)
 5.1 --Opinion of Brown & Wood LLP as to the legality of the securities.(2)
 8.1  --Opinion of Brown & Wood LLP as to tax matters.(2)
12.1  --Calculation of Ratios of Earnings to Combined Fixed
      Charges and Preferred Dividends.
23.1  --Consent of Brown & Wood LLP (included in Exhibit 5.1).(2)
23.2  --Consent of Ernst & Young LLP.
24.1 --Power of attorney (included on signature page of this registration statement) (2).


------------------------


(1) To be filed by amendment or incorporated by reference in connection with the offering of securities.



(2) Previously filed.



ITEM 17. UNDERTAKINGS.



    (a) The undersigned Registrant hereby undertakes:



        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement;



           (A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;



           (B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement, of the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered if the total dollar value of securities offered would not exceed that which was registered and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;



           (C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement.



       Provided, however, that paragraphs (1)(A) and (1)(B) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.



        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each of these post-effective amendments shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.



        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.



    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by the director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of this issue.



    (d) The undersigned Registrant hereby undertakes that:



        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
    (4) under the Securities Act of of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.



        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, SL Green Realty Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, on January 12, 2000.


                                             SL GREEN REALTY CORP.

                                             BY:              /S/ THOMAS E. WIRTH
                                                  ------------------------------------------
                                                                Thomas E. Wirth
                                                            CHIEF FINANCIAL OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                /s/ STEPHEN L. GREEN*                  Chief Executive Officer and
     -------------------------------------------         Chairman of the Board of     January 12, 2000
                  Stephen L. Green*                      Directors

                /s/ DAVID J. NETTINA*                  President and Chief Operating
     -------------------------------------------         Officer (principal           January 12, 2000
                  David J. Nettina*                      executive officer)

                                                       Executive Vice President and
                 /s/ THOMAS E. WIRTH                     Chief Financial Officer
     -------------------------------------------         (principal financial         January 12, 2000
                   Thomas E. Wirth                       officer and principal
                                                         accounting officer)

               /s/ BENJAMIN P. FELDMAN                 Executive Vice President,
     -------------------------------------------         General Counsel, Secretary   January 12, 2000
                 Benjamin P. Feldman                     and Director

               /s/ JOHN H. ALSCHULER*
     -------------------------------------------       Director                       January 12, 2000
                  John H. Alschuler

            /s/ EDWIN THOMAS BURTON, III*
     -------------------------------------------       Director                       January 12, 2000
              Edwin Thomas Burton, III

                  /s/ JOHN S. LEVY*
     -------------------------------------------       Director                       January 12, 2000
                    John S. Levy


*   By Power of Attorney

                                 EXHIBIT INDEX


EXHIBITS                                                    DESCRIPTION
--------                                                    -----------
         1.1               --       Form of Underwriting Agreement.(1)
         4.1               --       Form of Designating Amendment for Preferred Stock.(1)
         5.1               --       Opinion of Brown & Wood LLP as to the legality of the
                                    securities.(2)
         8.1               --       Opinion of Brown & Wood LLP as to tax matters.(2)
        12.1               --       Calculation of Ratios of Earnings to Combined Fixed Charges
                                    and Preferred Stock Dividends.
        23.1               --       Consent of Brown & Wood LLP (included in Exhibit 5.1).(2)
        23.2               --       Consent of Ernst & Young LLP.
        24.1               --       Power of attorney (included on signature page of this
                                    registration statement).(2)


------------------------

(1) To be filed by amendment or incorporated by reference in connection with the offering of securities.

(2) Previously filed.